UNITED S
SECURITIES AND EXCH
Washington, I

09055138

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OTR Global Trading, LLC

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori (914) 694-5800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
FEB 12 2009
Washington, DC
111

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, James W. Santori, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTR Global Trading LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James W. Santori
Signature

CFO
Title

Stephen J. Rogers
Notary Public

STEPHEN J. ROGERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6111754
Qualified in Westchester County
My Commission Expires June 28, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTR GLOBAL TRADING LLC
(F/K/A OFF THE RECORD TRADING LLC)
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

OTR GLOBAL TRADING LLC
(A Development Stage Company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Sole Member of
OTR Global Trading LLC (f/k/a Off the Record Trading LLC)
(A Development Stage Company)

We have audited the accompanying statement of financial condition of OTR Global Trading LLC (f/k/a Off the Record Trading LLC) (A Development Stage Company) (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OTR Global Trading LLC (f/k/a Off the Record Trading LLC) (A Development Stage Company) as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 6, 2009

OTR GLOBALTRADING LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	29,074
Due from broker		1,700,055
Other assets		13,615
	$	1,742,744
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accrued expenses	$	70,000
Member's equity		1,672,744
	$	1,742,744

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

OTR Global Trading LLC (f/k/a Off the Record Trading LLC) (the "Company") is a Delaware limited liability company formed on September 15, 2005 and is wholly owned by OTR Global LLC ("the Sole Member"), also a Delaware limited liability company and a California registered investment adviser. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was established to provide agency, principal and riskless principal executions to institutional customers as well as to provide an independent equity research product prepared by its direct owner to institutional customers in exchange for portfolio commissions.

The Company is in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." To date, the Company has generated no revenues related to its primary business and devotes its efforts primarily to various start-up activities. In May 2008, the Company changed its name from Off the Record Trading LLC to OTR Global Trading LLC and as of January 1, 2009, ownership of the entity was transferred to OTR Global Holdings LLC. Refer to Note 7 for additional information.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the Sole Member reports the Company's income or loss on its income tax returns. The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of the FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $1,571,000, which was approximately $1,471,000 in excess of its minimum requirement of $100,000.

3. Off-balance sheet risk

Pursuant to a clearing agreement dated December 3, 2008, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to the clearance agreement and includes a clearing deposit of $250,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

Pursuant to an intercompany service agreement commencing in May 2006, the Company incurs a monthly management fee of $5,000 payable to an affiliated company, OTA Management LLC for operational, accounting, technological, legal and compliance services. Management fee expense for the year ended December 31, 2008 was $60,000, which is included in accrued expenses.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution. The balance at times may exceed the amounts insured by the Federal Deposit Insurance Corporation up to $250,000 for institutions allowed through December 31, 2009. Management does not anticipate any losses as a result of this concentration.

7. Subsequent Event

As of January 1, 2009, OTR Global Trading LLC (f/k/a Off the Record Trading LLC), began operations as a broker-dealer. Therefore it is no longer a development stage company.

END